UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-41531

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On July 10, 2024, Enerflex Ltd. filed on the SEDAR website at www.sedarplus.ca that certain Amended and Restated Credit Agreement, dated as of June 26, 2024, by and among Enerflex Ltd., Enerflex Inc., and Enerflex Australasia Holdings Pty Ltd. as Borrowers, and the Financial Institutions Named in Schedule A Annexed Thereto as Lenders, and Royal Bank of Canada as Agent of the Lenders.

Exhibit	DESCRIPTION

99.1	Amended and Restated Credit Agreement, dated as of June 26, 2024, by and among Enerflex Ltd., Enerflex Inc., and Enerflex Australasia Holdings Pty Ltd. as Borrowers, and the Financial Institutions Named in Schedule A Annexed Thereto, and Royal Bank of Canada

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2024	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate